Exhibit 99.1

1818 – 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6
Telephone No.: 604-629-1505  Toll Free No. 888-629-1505
Fax No.: 604-629-0923       www.hawthornegold.com.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of Shareholders of Hawthorne Gold Corp. (the “Corporation”) will be held at Suite 1818 – 701 West Georgia Street, Vancouver, British Columbia on Thursday, May 29 at 10:00 a.m., local time, (the “Meeting”) for the following purposes:

1.

to receive and consider the audited financial statements of the Company for its fiscal years ended November 30, 2007 and 2006, the report of the auditor thereon and the related management discussion and analysis;

2.

to appoint Davidson & Company LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year;

3.

to set the number of directors at six (6);

4.

to elect directors of the Company for the ensuing year;

5.

to consider and if thought fit, approve the continuation of the Company’s stock option plan as more particularly described in the accompanying Information Circular prepared for the Meeting (the “Information Circular”).

6.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record on the Company’s books at the close of business on April 21, 2008 are entitled to notice of and to attend and vote at the Meeting or at any postponement or adjournment thereof.  Pursuant to the Company’s governing documents, each common share is entitled to one vote.

An Information Circular accompanies this Notice.  The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, please read the notes accompanying the form of proxy enclosed herewith and then complete and return the form of proxy, or another suitable form of proxy, within the time set out in the notes to the form of proxy.  The enclosed form of proxy is solicited by management.  If you so desire, you may appoint a representative in lieu of management’s designations by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

An unregistered shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the information circular to ensure that such shareholder's shares will be voted at the Meeting.  If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, the 25th day of April, 2008.

BY ORDER OF THE BOARD

“Richard Barclay”

Richard Barclay

President and Chief Executive Officer